UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      July 31, 2006

Mr. Charles C. Mottley, Chief Executive Officer
El Capitan Precious Metals, Inc.
14301 North 87th Street, Suite 216
Scottsdale, Arizona 85260


      Re:	El Capitan Precious Metals, Inc.
		Amendment No. 2 to Registration Statement on Form SB-2
      Filed July 11, 2006
		File No. 333-131370

		Form 10-KSB for fiscal year September 30, 2005
		Amended in Draft Form
		Submitted July 12, 2006

		Form 10-QSB for the quarter ended December 31, 2005
		Amended in Draft Form
		Submitted July 12, 2006

Dear Mr. Mottley:

      We have reviewed your response letter dated July 12, 2006, the amended filings, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form SB-2/A filed July 11, 2006

General

1. Please amend the accounting and disclosures in your registration statement as necessary to comply with all applicable comments written on your periodic reports.

2. Ensure that your next amendment is correctly tagged as a registration statement on Form SB-2.

3. Please file all material contracts as exhibits. Refer to Item 601(b)(10) of Regulation S-B. We note that you have not filed the agreement with Gold and Minerals Co., Inc., the several consulting agreement identified in the registration statement, the Investment Advisory Agreement with Blake Advisors, LLC, and the Agreement with
Pavlich Associates. We will need sufficient time to review and possibly comment on the exhibits before you request acceleration of effectiveness of the registration statement.

Risk Factors, page 3

Any failure to obtain government approvals and permits may require..., page 7

4. Revise to specify which permits and approvals you need to obtain to continue your operations. We note your disclosure on page 19 regarding the costs incurred in obtaining certain permits and posting a bond.

Management`s Discussion and Analysis or Plan of Operations, page 9

Plan of Operation, page 11

5. We note the statement that "[t]he warrants are callable under certain circumstances." Briefly describe the circumstances under which the warrants are callable.

Description of Business, page 13

6. Please include the information required by Item 101(c) of Regulation S-B.

7. Please estimate the aggregate cost of obtaining regulatory permits and bonds. In this regard, we note your disclosure on page 19 regarding the costs you incurred in obtaining certain permits and posting a reclamation bond.



Description of Property, page 20

8. Eliminate the excessive use of technical language. The reader should not require a technical background to understand your disclosure. For example, you indicate the following:
"The Cerbat mountains consist mainly of pre-Cambrian schist, gneiss and granite, which are intruded by granite-porphyry and lampophyric dikes and overlain by Tertiary volcanic rocks in some places."

Management, page 24

9. Revise Charles C. Mottley`s biographical sketch to identify him as your chief executive officer.

10. Please provide the disclosure required by Item 401(f) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management,
page
28

11. We note footnotes 4, 5, and 6 in which you state that you are not including options that will vest in September. It appears Item
403 of
Regulation S-B would require the inclusion of the options, as they may be acquired within 60 days.

Certain Relationships and Related Transactions, page 29

12. Disclose whether the terms of the Investment Advisory
Agreement
with Blake Advisors, LLC are equivalent to the terms of similar transactions with unaffiliated parties.

Plan of Distribution, page 39

13. We reissue comment 19 of our letter dated March 1, 2006.

Other Expenses of Issuance and Distribution, page II-1

14. Please disclose the amount of the printing and engraving expenses.

Undertakings, page II-8

15. We note your response to prior comment 24. Please ensure that you include all the undertakings required by Item 512(a) of Regulation S-
B. If you have any questions regarding the applicability of the required undertakings, please contact Carmen Moncada-Terry at the below telephone number.



Recent Sales of Unregistered Securities, page II-2

16. We note that you conducted several private placements between
2004
and 2006 and relied on the Rule 506 of the 1933 Act exemption. Please confirm that no more than 35 purchasers purchased their securities in any of such transactions, or if any of such transactions is subject to integration, no more than 35 purchasers purchased their securities in any of the integrated transactions.

Exhibit 5.1

17. We note your response to comment 10 and the corresponding revisions. Please explain why your counsel needs to assume the legal capacity of natural persons other than your officers and directors.

18. Obtain a new opinion that does not include the statement that "[a]s to any facts material to the opinions expressed herein which we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Company and others." In opining on the legality of your securities, counsel should not rely on others with respect to the accuracy of readily verifiable material facts.

Consent of Independent Registered Public Accounting Firm, Exhibit
23.2

19. Please ask your auditors, Epstein, Weber & Conover, P.L.C., to revise the consent to also include reference to its audit of your financial statements for the period from July 26, 2002 (date of inception) through September 30, 2005.

Form 10-KSB amended in Draft Form

General

20. Please add an explanatory note in the forepart of your amended Forms 10-KSB and 10-QSB explaining the reasons for your amendments.

21. We reissue prior comments 12, 14, 15, 16, 17, 18, 19, and 20.
It
appears that the disclosure has not been revised consistent with your responses. We may have further comments.

Financial Statements

Note 2 -  Acquisitions and Divestitures, page F-15

22. We have read the draft modifications made in your financial statements and disclosures related to your USCM investment, in
response to prior comment 22.   Please also revise your disclosure
on
page 3 of the Description of Business section of your Form 10-KSB/A1, and amend your Form 10-QSB for the fiscal quarter ended March 31, 2006, to reflect similar revisions related to your USCM investment.

23. Since you restated your financial statements to correct the accounting for your USCM investment, please add a new note discussing the error corrections, reconciling the "as previously reported" amounts to the "restated" amounts in all line items affected, along with your explanation of the changes that were necessary. The line item and column labels relating to amounts that have been corrected in your financial statements should include the "restated" parenthetical notation. Please ensure that such labeling is consistent throughout your documents.

Additionally, please advise your auditors that under these circumstances, the audit opinion would generally be revised to include an explanatory note and to reflect a new date for the restatement note.

Form 10-QSB/A amended in Draft Form

24. We reissue prior comments 26, 27, 28, and 29. It appears that the disclosure has not been revised consistent with your responses.
We
may have further comments.

Exhibits 31.1 and 31.2  Certifications for Quarterly Reports on
Form
10-QSB

25. We note that the certifications included with your draft 2 of Form
10-QSB/A1 did not reflect any of the necessary revisions. We reissue prior comment 31.

Engineering Comments

Form S-3 on Form SB-2/A2 filed July 11, 2006

General

26. Please remove the following phrase from your disclosure:
"potential reserve."

Risk Factors, page 3

27. In your risk factor that addresses uncertainty of mineralization estimates, expand your explanation to address the fact that the company:

* Has not drilled on close enough drill spacings to produce reliable estimates of tonnage.

* Relied on small independent assay laboratories rather than large commercial laboratories to assay their samples, which may not produce as consistent results.

* Cannot evaluate the integrity of the results received from the analytical labs because you did not provide them with blank quality control samples, which is the common practice used to ensure that precious metals from other samples unrelated to your company are not inadvertently attributed to your sample (i.e. to ensure that your samples are not contaminated at the lab).

28. Add a risk factor to explain that a mineral property defined using non-standard analytical techniques, such as those you have employed, may be substantially less marketable than one using conventional analytical methods; and that positive test results using non-conventional analytical methods cannot be equated with commercial viability.

Also explain that standard mineral processing methods, which are standard because they are least costly, are based on conventional assaying methods; and that unconventional processing techniques, traditionally more costly than standard methods, are associated with non-standard analytical techniques and, consequently, less likely to be commercially viable and attractive for buyers.

Description of Property, page 11

29. In the second paragraph on page 17, expand your disclosure about there being no commercial proven reserve on the property. Explain that designation of a reserve would require demonstration of commercial viability, using various mineral exploration techniques, such as extensive drilling and positive results of engineering and economic feasibility studies. Please use bold type for this disclosure.

30. In the fourth paragraph on page 17, remove the term "potential gold-platinum resource."

31. Where you disclose that AuRIC Metallurgical Labs of Salt Lake
City
was retained to further test the El Capitan property, disclose that the assayer assisted in the collection of samples for testing at the site.

32. Disclose the fact that you are unable to evaluate the integrity of the results received from the analytical labs because you did not provide them with blank samples, which is the common practice used to ensure that precious metals from other samples unrelated to your company are not inadvertently attributed to your sample (i.e. to ensure that your samples are not contaminated at the lab).
33.
34. Ensure that all geologic and engineering consultants who are named in your disclosure provide a written consent.


* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to the engineering comments to Roger Baer,
Mining
Engineer, at (202) 551- 3705.  Please contact Carmen Moncada-Terry at
(202) 551-3687 or, in her absence, the undersigned, at (202) 551-
3685
with any other questions.

      	Sincerely,


      					Tangela Richter
      Branch Chief
cc: 	K. Hiller
	L. Dang
      R. Baer
      C. Moncada-Terry

      VIA FACSIMILE
      William M. Mower
      Maslon Edelman Borman & Brand
      612-672-8397
Mr. Charles C. Mottley
El Capitan Precious Metals, Inc.
July 31, 2006
Page 8